Exhibit 99.1


H. LUNDBECK A/S

Ottiliavej 9               Tel  +45 36 30 13 11  E-mail investor@lundbeck.com   [Lundbeck
DK-2500 Valby  Kobenhavn   Fax  +45 36 30 57 42  www.lundbeck.com                 logo]


                                                                 Release No 84


21 November 2002

LUNDBECK TO ACQUIRE US-BASED SYNAPTIC

H. Lundbeck A/S today announced that it has signed a definitive merger agreement with Synaptic Pharmaceutical Corporation, a US-based drug discovery company, pursuant to which Lundbeck will acquire Synaptic, for $6.50 per common share in cash, or approximately $121 million. The merger is contingent on approval by Synaptics stockholders, regulatory approvals and other customary closing conditions. Synaptic intends to hold a special meeting of its stockholders to approve the merger in the first quarter of 2003 and to close the transaction shortly thereafter. Warburg Pincus Private Equity VIII, L.P., Synaptics largest stockholder, has signed a Voting Agreement with Lundbeck to vote its shares in favour of the transaction. Warburg Pincus owns approximately 35% of Synaptic. The transaction has been approved by the Boards of Directors of Synaptic and Lundbeck.

Acquiring Synaptic will enhance Lundbeck's leadership position in CNS research and development and provide a US-base for research and development operations said Erik Sprunk-Jansen, President and CEO of Lundbeck. Synaptic has a number of CNS projects in discovery, pre-clinical and clinical development that are focused in our main therapeutic areas of depression, anxiety and psychosis. In addition, Synaptic provides a foundation for growing our US business.

Errol De Souza, President and CEO of Synaptic said, By joining Lundbeck, Synaptic will gain significant scientific, clinical development and financial support to help exploit our proprietary portfolio of G Protein-Coupled Receptors (GPCRs) and bring our discoveries to market faster. Lundbeck has a rich tradition of excellent research & development from which Synaptics projects will benefit. The transaction provides Synaptic stockholders with immediate liquidity and a premium to recent trading prices. In addition, the transaction removes future financing risk for Synaptic in this uncertain environment."

The proposed acquisition of Synaptic is a good strategic fit with Lundbecks R&D programme and is expected to lead to a significant increase in clinical development candidates. Synaptics target-driven approach to drug discovery and development is supported by an outstanding scientific team and proprietary technology, said Dr Claus Braestrup, Executive Vice President, Head of R&D at Lundbeck. The objective is to reach a fruitful interaction of the R&D teams in the companies and simultaneously retain Synaptic as an excellent drug discovery and innovation unit.

Lundbeck will host a conference call on 21 November 2002 at 4:00 PM (CET, Copenhagen time) concerning the proposed acquisition of Synaptic. To participate in the conference call, please call one of the following call in numbers and quote the password:



H. Lundbeck A/S                  Page 1 of 3                  21 November 2002
Lundbeck to acquire US-based Synaptic                            Release No 84


H. LUNDBECK A/S

Ottiliavej 9               Tel  +45 36 30 13 11  E-mail investor@lundbeck.com   [Lundbeck
DK-2500 Valby  Kobenhavn   Fax  +45 36 30 57 42  www.lundbeck.com                 logo]


UK: +44 (0) 20 8781 0576
US: +1 303 713 7888

Password: Lundbeck

A replay will be available one hour after the teleconference and will be accessible for 48 hours. Please call one of the following call in numbers and quote the access code:

UK: +44 (0) 20 8288 4459
US: +1 703 736 7336

Access code: 922042

The live call and replay will also be available at:
WWW.LUNDBECK.COM/INVESTOR/REPORTSANDPRESENTATIONS/TELECONFERENCE/DEFAULT.ASP

The content of this release will have no influence on the H. Lundbeck Group's result for 2002. For 2002 Lundbeck expects an increase in revenue of 20-25% compared to 2001, while the operating profit is expected to increase by 25-30% compared to 2001. Based on management expectations for 2002, Lundbeck also for 2003 expects to reach the company's long-term financial goals, which are an increase in revenue of 10-12% and an increase in operating profit of 12-15%. For further information please contact Hans Henrik Munch-Jensen, CFO of H. Lundbeck A/S, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations of H. Lundbeck A/S, tel +45 36 30 13 11, ext. 3006.


------------------------------------------------------------------------------


Synaptic Pharmaceutical Corporation is a pioneer in the development of pharmaceuticals that target G protein-coupled receptors (GPCRs) to achieve superior efficacy and safety in the treatment of disorders such as depression, diabetes, obesity, pain and incontinence. As of November 21, 2002, Synaptic is collaborating with Grunenthal GmbH on discovering compounds for the alleviation of pain and with Kissei Pharmaceutical Co., Ltd. to identify novel G protein-coupled receptors that can provide new drug discovery targets for Kissei. Glaxo Group Limited, Eli Lilly and Company, Novartis Pharma A.G. and Ranbaxy Laboratories Limited have also been granted licenses by Synaptic.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion. The number of employees is approx. 4,800.

ADVISORS
Lundbeck was advised by JPMorgan. Synaptic was advised by Bank of America Securities.

FORWARD LOOKING STATEMENTS
The forward-looking statements contained in this announcement are based on the management's current expectations concerning certain future events and results. These are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Further,


H. Lundbeck A/S                  Page 2 of 3                  21 November 2002
Lundbeck to acquire US-based Synaptic                            Release No 84


H. LUNDBECK A/S

Ottiliavej 9               Tel  +45 36 30 13 11  E-mail investor@lundbeck.com   [Lundbeck
DK-2500 Valby  Kobenhavn   Fax  +45 36 30 57 42  www.lundbeck.com                 logo]


some of the expectations are based upon assumptions about future events, which may turn out to be incorrect.

ADDITIONAL INFORMATION
Stockholders of Synaptic are urged to read the proxy statement that Synaptic will file on Schedule 14A with the Securities and Exchange Commission ("SEC") when it becomes available, and any other relevant documents filed or to be filed in the future with the SEC because those documents contain important information about Synaptic, the proposed transactions and related matters. Investors and security holders can obtain free copies of the proxy statement at Synaptic's web site, WWW.SYNAPTICCORP.COM or by contacting Investor Relations, Synaptic Pharmaceutical Corporation, 215 College Road, Paramus, NJ 07652 (Telephone: (201) 261-1331, ext. 1410). Investors and security holders can also obtain free copies of the proxy statement and other documents filed by Synaptic and henceforth by Lundbeck with the SEC in connection with the proposed transactions at the SEC's web site at WWW.SEC.GOV.

In addition to the proxy statement, Synaptic files annual, quarterly and special reports, proxy statements and other information with the SEC, each of which are available at the SEC's web site at WWW.SEC.GOV. Lundbeck has not previously filed any reports or other information with the SEC because Lundbeck has no securities registered pursuant to the Securities Exchange Act of 1934, as amended. You may also read and copy any reports, statements and other information filed by Synaptic and henceforth by Lundbeck at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Synaptic, Lundbeck, and their respective directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of Synaptic's stockholders to approve the proposed transactions. Such individuals may have interests in the transactions, including as a result of holding options or shares of Synaptic's stock. Information regarding Lundbeck and its directors and officers is contained in its DFAN 14A, filed with the SEC on November 21, 2002. Information regarding Synaptic and its directors and officers is contained in its proxy statement on Schedule 14A, filed with the SEC on April 8, 2002.


H. Lundbeck A/S                  Page 3 of 3                  21 November 2002
Lundbeck to acquire US-based Synaptic                            Release No 84